06002199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066876

AB 2/27/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/06/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAB Private Capital, LLC
(File as confidential information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1951 NW 19 Street
(No. and Street)

BOCA RATON	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth I. Ginsberg (561) 961-1370
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Kenneth I. Ginsberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAB Private Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

Jennifer C. Grugan
Commission # DD348775
Expires: AUG. 22, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

EAB PRIVATE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	289,120
Commissions receivable		20,289
Prepaid expenses and other current assets		5,507
TOTAL	$	314,916

LIABILITIES AND PARTNER'S CAPITAL

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	63,714
PARTNER'S CAPITAL		251,202
TOTAL	$	314,916

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

EAB Private Capital, LLC (the "Company") was organized in the State of Florida on January 6, 2005 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is wholly owned by ABEK, LLC (the "Parent Company").

During the period January 6, 2005 (inception) through December 31, 2005, the Company's revenues were solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Cash, commissions receivable, prepaid expenses, accounts payable and accrued expenses are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $245,695, which was $237,731 in excess of its required net capital of $7,964.

NOTE 3. RELATED PARTIES

The Company is related through common ownership to the issuers of the direct private placement offering memorandum for which the Company acted as the sole-placement agent. As such, all revenue earned during the period ended December 31, 2005 was from related entities. As of December 31, 2005, these related entities owed the Company $20,289 for commissions earned.

EAB PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT

EAB PRIVATE CAPITAL, LLC

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
EAB Private Capital, LLC

We have audited the accompanying statement of financial condition of EAB Private Capital, LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of EAB Private Capital, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 27, 2006

EAB PRIVATE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	289,120
Commissions receivable		20,289
Prepaid expenses and other current assets		5,507
TOTAL	$	314,916

LIABILITIES AND PARTNER'S CAPITAL

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	63,714
PARTNER'S CAPITAL		251,202
TOTAL	$	314,916

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation
EAB Private Capital, LLC (the "Company") was organized in the State of Florida on January 6, 2005 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is wholly owned by ABEK, LLC (the "Parent Company").

During the period January 6, 2005 (inception) through December 31, 2005, the Company's revenues were solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Fair Value of Financial Instruments
Cash, commissions receivable, prepaid expenses, accounts payable and accrued expenses are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $245,695, which was $237,731 in excess of its required net capital of $7,964.

NOTE 3. RELATED PARTIES

The Company is related through common ownership to the issuers of the direct private placement offering memorandum for which the Company acted as the sole-placement agent. As such, all revenue earned during the period ended December 31, 2005 was from related entities. As of December 31, 2005, these related entities owed the Company $20,289 for commissions earned.